Exhibit (a)(18)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STATE-BOSTON RETIREMENT SYSTEM,	)
on behalf of itself and all other similarly	)
situated stockholders of Jos. A. Bank Clothiers,	)
Inc.,	)
)
Plaintiff,	)
	)	C.A. No. 9291-VCL
v.	)
)
ROBERT N. WILDRICK, ANDREW A.	)
GIORDANO, BYRON L. BERGREN, R.	)
NEAL BLACK, JAMES H. FERSTL,	)
WILLIAM E. HERRON, and SIDNEY H.	)
RITMAN,	)
Defendants,	)
)
and	)
)
JOS. A. BANK CLOTHIERS, INC.,	)
)
Nominal Defendant.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiff State-Boston Retirement System (“Boston” or “Plaintiff”), on behalf of itself and all other similarly situated public shareholders (the “Class”) of Jos. A. Bank Clothiers, Inc. (“JOSB” or the “Company”), and, in the alternative, derivatively on behalf of nominal defendant JOSB, by its attorneys, makes the following allegations against the members of the board of directors of JOSB (the “JOSB Board” or the “Board”). The allegations are based on the personal knowledge of Plaintiff as to itself and upon information and belief (including the investigation of counsel and review of publicly-available information) as to all other matters stated herein.

INTRODUCTION

1.           This is a case about a company whose directors are willing to ignore their duties to shareholders and destroy significant equity value solely to block a buyout, which, if consummated, would unseat them from their powerful and lucrative positions. Indeed, when they had proposed just a few months before the exact same business combination, but with the roles of buyer and seller reversed, these directors characterized the potential transaction as one that would generate very substantial synergistic benefits.

2.            In October 2013, JOSB publicly confirmed that in September it had partnered with Golden Gate Capital (“Golden Gate”), a private equity firm that owns the outdoor and sportswear retailer Eddie Bauer Holdings, Inc. (“Eddie Bauer”), to submit a non-binding proposal to acquire all of the outstanding shares of common stock of the Men’s Wearhouse, Inc. (“TMW”). In an attempt to garner public support for its proposal, JOSB touted the strategic benefits of a business combination between the two companies, noting, among other things, that “[w]e have always admired the Men’s Wearhouse and believe these two great companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for our employees.” In its publicly-disclosed presentation discussing the advantages of the merger, JOSB stated that the Chairman of the JOSB Board, Director Defendant Robert L. Wildrick (“Wildrick”), would helm the combined company. Wildrick, a Palm Beach politician who has not served as an executive of a company since 2008, wrote a letter to TMW President and Chief Executive Officer Douglas Ewert (“Ewert”), in which he touted the companies as “ideal partners,” adding that a merger between JOSB and TMW would “create continued growth and sustainable value” for stockholders.

3.           Before making the proposal, the Director Defendants expanded the JOSB Board from six to seven members, appointing Director Defendant Byron L. Bergren to the new seventh

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Board position. As described below, the Board is dominated by Wildrick and his cronies, who have stacked it with friendly members and have designs to continue that practice.

4.           On October 9, 2013, TMW rejected JOSB’s proposal, stating that the proposal undervalued TMW, which is much larger than JOSB, and that TMW’s standalone value proposition was superior to JOSB’s proposal.

5.           On October 10, 2013, JOSB issued a press release in which JOSB Board Chairman Robert Wildrick gave a withering assessment of TMW’s decision: “The formulaic, knee-jerk rejection by the Men’s Wearhouse, and their refusal to even discuss our proposal, do not serve the interests of their shareholders or their customers. If the Board of the Men’s Wearhouse has questions about our proposal, we should sit down and discuss them.”

6.           In contemporaneous interviews, Wildrick was reported to have stated that, faced with a buyout offer with a similar premium, the JOSB Board would at least engage with the offeror and explore the proposal. In an interview with the New York Times on October 9, 2014, Wildrick said, “[i]n today’s world, with that kind of premium, how could you not have your directors have a serious discussion?” In an interview a week later, Wildrick said he was “curious why the Men’s Wearhouse board will not at least talk to [JOSB],” because “[p]art of good business judgment is getting all of the facts, so you are leaving no stone unturned.” Wildrick also stated that JOSB’s Board, if placed in a similar situation, “would conduct ourselves in a much different fashion than [TMW’s board] have,” and that JOSB would “be a good fiduciary” and discuss such a proposal.

7.           On November 26, 2013, TMW gave Wildrick an opportunity to walk his talk, when it announced an offer to acquire all of the outstanding shares of JOSB common stock for $55.00 per share in cash (the “$55.00 Offer”). The $55.00 Offer represented a 45% premium

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over JOSB’s unaffected enterprise value and a 32% premium over JOSB’s closing share price on October 8, 2013, the day prior to the public announcement of JOSB’s proposal to acquire TMW.

8.          On December 23, 2013, despite its previous position that a merger of the two companies would be advantageous and that JOSB and TMW were “ideal partners,” JOSB now refused to even negotiate with TMW and summarily rejected the $55.00 Offer.

9.           The following day, TMW expressed surprise at JOSB’s rejection. It stated that it continued to believe in the benefits of a combination of the two companies and would explore its options in that respect. It also stated that it was considering seeking to nominate candidates for election to the Board of JOSB at the 2014 annual JOSB shareholders’ meeting. Relatedly, TMW requested a copy from JOSB of its proposed nominee questionnaire.

10.         In response, rather than invite negotiation with TMW regarding a higher offer, the Board took the aggressive step of amending the Company’s shareholder’s rights plan (the “Poison Pill” or the “Pill”) by reducing the ownership threshold from 20% to 10% of JOSB common shares and further increasing the dilution to any potential acquiror by increasing its exercise price from $200 to $250 per share. The Board failed to identify any legitimate threat to the Company’s policy and effectiveness that prompted, or any material benefit that would accrue to the Company’s public stockholders as a result of its amendment of the Pill.

11.         On January 6, 2014, in response to JOSB’s actions, TMW announced that it had commenced a tender offer pursuant to which it sought to acquire all of the outstanding shares of JOSB for $57.50 per share (the “$57.50 Offer”). The price was $2.50 per share higher than TMW’s initial proposal and represented a 52% premium over JOSB’s unaffected enterprise value, as well as a 38% premium over JOSB’s share price on October 8, 2013, the day before

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JOSB made its proposal to buy TMW—i.e., the “kind of premium” Wildrick had previously held up as requiring a “good fiduciary” to engage in a “serious discussion” with the offeror.

12.         In connection with the $57.50 Offer, TMW confirmed its previously-announced intent to nominate and elect two directors to the Board of JOSB. Speaking directly to JOSB’s shareholders, TMW stated that its nominees, if elected, would “give you another direct voice with respect to the [$57.50] Offer. We believe that the election of the Nominees will demonstrate that JOSB shareholders support a combination with Men’s Wearhouse.”

13.         Nevertheless, despite TMW’s increased purchase price and JOSB Board’s previous advocacy for a merger with TMW, now that JOSB was the potential target rather than the acquirer, the Board recommended that JOSB stockholders reject the $57.50 Offer and not tender their shares, citing the Company’s intention to “consider and evaluate strategic alternatives, including acquisitions… opportunities that would represent a strong strategic fit with the Company and provide an opportunity to leverage its core competencies to drive meaningful growth, synergies and substantial value creation[.]” JOSB did not identify any such “strategic alternatives” at that time.

14.         On February 14, 2013, JOSB made the surprise announcement that it had agreed to purchase Eddie Bauer, owned by its former TMW acquisition partner, Golden Gate (the “EB Acquisition”). JOSB stated that it would pay Golden Gate $825 million, consisting of $564 million in cash and 16.6% of JOSB’s shares. As part of the EB Acquisition, Golden Gate would also receive the ability to nominate two directors to the JOSB Board, which would further expand from seven to nine members as a result.

15.         As described in further detail below, provisions of the EB Acquisition agreement, including the ability of JOSB’s Board to influence Golden Gate’s ability to receive exorbitant

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earnouts, aligned Golden Gate’s interests with those of JOSB, incentivizing it to bend to the will of the JOSB Board.

16.          On February 19, 2014, in connection with the EB Acquisition, JOSB launched a self-tender offer, in which it will purchase up to 16.4% of the Company’s shares for $65.00 per share (the “Self-tender”). Upon the completion of the Self-tender (which has a termination date of March 18, 2014), as partial payment of the consideration for the purchase of Eddie Bauer, JOSB will proceed to issue 4.7 million new shares to Golden Gate, which it will value at $56 per share.

17.         On February 24, 2014, TMW again challenged the Board to engage with it, announcing that it would increase its offer by $6.00 to $63.50 per share (the “$63.50 Offer”). TMW added that it would consider further raising its offer to $65.00 per share, upon satisfactory completion of limited due diligence and termination of the EB Acquisition.

18.         At $63.50 per share, TMW’s latest offer provided JOSB shareholders with a 60% premium over the Company’s enterprise value and a 52% premium over the Company’s unaffected price on the day prior to the October 2013 announcement of JOSB’s offer to acquire TMW.

19.         The same day, in response to the $63.50 Offer, JOSB issued a boilerplate statement that the Board would give the $63.50 Offer due consideration.

20.         However, just three days later, on February 27, 2014, JOSB announced that the Board had unanimously rejected the $63.50 Offer. JOSB also disclosed a letter from Wildrick to Ewert. In the letter, Wildrick stated that the Board had voted down the $63.50 Offer as “inadequate, after giving effect to the Eddie Bauer acquisition and the related issuer tender offer, and not in the best interests of our shareholders.” The letter made clear by omission that no

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committee of independent directors was formed to consider and make a recommendation regarding the TMW proposal before the Board voted to reject it.

21.         Wildrick also stated that the JOSB Board (though, again, not a special committee of independent directors) would at last meet with TMW, but attached a series of caveats to that commitment that made it clear there would be no serious investigation of TMW's willingness to provide JOSB stockholders with valuable consideration for their JOSB shares. As before, JOSB did not commit to pausing the EB Acquisition, which has no urgency, in order to give the $63.50 Offer thorough consideration. Instead, Wildrick stipulated that TMW would need to accept very limited due diligence, the parameters of which would be dictated by JOSB, and top the $63.50 Offer—one already providing JOSB shareholders with a 52% premium over the unaffected market price of their shares—with a “best and final” bid that was required to take into account the highly speculative purported superior value of the EB Acquisition. Lastly, Wildrick stated that JOSB was “only prepared to give [TMW] a limited amount of time” to submit such a bid, again notwithstanding that the EB Acquisition does not have a definitive deadline date to close.

22.         In sum, the actions of JOSB and the Board to date threaten imminent, irreparable harm to shareholders and the Company for a number of reasons.

(a)          First, the $63.50 Offer promises clearly greater value to JOSB’s shareholders than the alternative standalone proposition should JOSB consummate the EB Acquisition. Numerous analysts and commentators have characterized the EB Acquisition as economically unsound. JOSB itself has stated that the EB Acquisition offers no synergies to the Company in 2014 and just $25 million in synergies in 2015. By contrast, a merger between JOSB and TMW offers $100 to $150 million in synergistic value over the next three years.

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(b)          Second, the Self-tender is coercive. The Self-tender pressures JOSB’s shareholders to rush into a sale of their shares lest they wind up among the 83.6% of investors left holding all of their shares on the back-end. Those remaining shares will then be subject to a number of adverse circumstances: (i) the putatively poor strategic fit between JOSB and Eddie Bauer, (ii) the dilutive effect on the voting power of the public shareholders of the effective transfer of 4.7 million shares from the public to the management-friendly Golden Gate, placing a new obstacle in the way of achieving higher value from an interested buyer, (iii) the destruction of $40 million in Company value via the $9.00 discount being offered to Golden Gate as the purchase price of those shares, and (iv) JOSB’s concession that the combined Company after the EB Acquisition will be worth no more than $56 per share, the price at which the parties to the EB Acquisition valued those shares that will be issued to Golden Gate, significantly less than both the Self-tender price and the $63.50 Offer.

(c)          Third, the EB Acquisition serves to entrench the Board, both against the any TMW buyout offer, which if consummated, threatens to unseat them (because TMW’s board of directors has displayed no intention of sharing or ceding stewardship of the combined Company to Wildrick and the other JOSB Board members), and additionally, against a looming proxy contest involving Wildrick and Black, who must stand for reelection at the 2014 JOSB Annual Meeting to retain their seats. Specifically, JOSB’s largest individual shareholder, the asset management firm Eminence Capital, LLC (“Eminence”), has nominated two experienced retail industry veterans for Wildrick’s and Black’s Board seats. Separately, TMW is nominating two candidates for election to the Board, which TMW had communicated to the Board before JOSB announced the EB Acquisition. In response, the Board has structured the EB Acquisition to take advantage of certain features of Delaware corporate law, which, as described in greater

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detail infra., will afford the Board a blocking position against any buyout offer by TMW, or any other suitor. The Board has also added a provision to the EB Acquisition agreement permitting it to dilute the effect of any successful proxy battle by adding two seats and providing those seats to Golden Gate, the current owners of Eddie Bauer. As described below, Golden Gate’s alliance with JOSB’s current Board is manifest, due to (i) its history of economic entanglements with JOSB and (ii) because the EB Acquisition will render it economically beholden to JOSB via provisions that allow JOSB to influence Golden Gate’s ability to maximize how much it receives of nearly $100 million in escrowed sums and earnouts.

(d)         Fourth, the EB Acquisition is subject to an onerous $48 million termination fee, saddling any interloper with absorbing JOSB’s responsibility for paying what amounts to 6% of the aggregate price of the EB Acquisition.

(e)          Fifth, in announcing the EB Acquisition, JOSB revealed that Goldman Sachs, who had provided both the January 17, 2014 unfairness opinion under cover of which JOSB had rejected the $57.50 Offer as well as the February 27, 2014 unfairness opinion that the Board relied upon to reject the $63.50 Offer, would provide a bridge loan to JOSB in connection with the EB Acquisition. Notably, Goldman also advised JOSB in connection with its bid to acquire TMW. The fact that Goldman has advised JOSB from the outset as to the financial fairness of TMW’s offers, but will receive financing fees only if the EB Acquisition is consummated, presents a potential conflict of interest that would taint its impartiality with respect to the $63.50 Offer, or indeed, any future proposal by TMW if those financing fees, which have not been disclosed, in addition to any other fees received by Goldman that are contingent upon the consummation of the EB Acquisition, exceed the fees that Goldman stands to receive upon the completion of a merger between TMW and JOSB.

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23.         The JOSB Board’s motive is clear. The Board’s members are seeking to entrench themselves and protect their lucrative and prestigious positions as JOSB directors. Non-executive chairman Wildrick received over a million dollars in compensation from JOSB in fiscal year 2012. Director and CEO Black was paid $2.9 million in fiscal 2012. The remaining JOSB five directors all received between $150,000 and $250,000 in fiscal 2012. Three of those five are in their seventies and eighties, potentially rendering their Board salaries a material incentive to spurn a value-maximizing buyout offer from TMW. Moreover, the Board collectively owns less than 1% of the stock of JOSB, giving it no countervailing economic incentive to select a buyout that will cost them their directorial salaries.

24.         In short, if JOSB consummates the EB Acquisition, the EB Acquisition will have the Board’s intended effect of not merely making the Company a less attractive acquisition target but foreclosing any more attractive buyout offer completely. Moreover, the Board’s current discussions with TMW do not lift the threat of irreparable harm to JOSB’s shareholders. To the contrary, the Board has restricted TMW to a narrow scope of due diligence and an artificially-imposed, accelerated timeframe, while leaving the Pill in place and proceeding with the Self-tender. JOSB has also imposed a requirement that any self-topping bid by TMW must take into consideration the purported superior value of the EB Acquisition, a calculation of value by the Board that is based on pure speculation and is inconsistent with the views of most analysts, who conclude that the proposed EB Acquisition is value-destructive. Placing such insuperable obstacles in the way of a combination that promises to maximize the value of JOSB’s shareholders’ equity interests evidences that the Board does not intend to give good faith consideration to any offer that TMW may make.

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25.         Plaintiff seeks injunctive relief (i) compelling the Board to redeem or invalidate the Company’s poison pill, and (ii) preventing the members of the JOSB Board from continuing to breach their fiduciary duties by impeding good faith negotiations with TMW in order to pursue the harmful acquisition of Eddie Bauer.

THE PARTIES

26.         Plaintiff Boston is, and at all relevant times was, a public holder of JOSB common stock.

27.          Defendant Robert N. Wildrick (“Wildrick”) is and at all times relevant hereto has been a JOSB director and Chairman of the Board. Wildrick served as JOSB’s Chief Executive Officer from 1999 to 2008, and has served on its Board since 1994. Wildrick plans to seek re-election to the Board at JOSB’s 2014 annual shareholder meeting, when his 20-year term on the Board is due to expire. Wildrick was a director, President and CEO of Venture Stores, Inc. (“Venture”), a publicly-traded value retailer, from April 1995 to May 1998, and was the Chairman of its board of directors from January 1996 to May 1998. In 2012, Wildrick received total compensation of $1,143,092. Wildrick is 69 years old and lives in Palm Beach, Florida.

28.         Defendant R. Neal Black (“Black”) is and at all times relevant hereto has been a director of JOSB and is the Company’s President and Chief Executive Officer. Black joined the Company in 2000, and joined the Board in 2008. Black plans to seek re-election to the Board at JOSB’s 2014 annual shareholder meeting. From 1995 to 1999, Black was Executive Vice President, Chief Merchandising Officer and a director of Venture, during Wildrick’s tenure as President, CEO and Chairman of the Board of Venture. In 2012, Black received total compensation of $2,901,229. Black is 58.

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29.         Defendant Andrew A. Giordano (“Giordano”) is and at all times relevant hereto has been Lead Independent Director and Chairman Emeritus of the Board of JOSB. Giordano has served on the Board since 1994, and served as Chairman of the Board from 1999 to 2008. Giordano also served as interim Chief Executive Officer for several months in 2009. Giordano is Chairman of the Nominating and Corporate Governance Committee of the Board, which also includes Director Defendants Ferstl and Ritman. Giordano also serves on the Executive Committee with Wildrick and Ritman. In 2012, Giordano received total compensation of $253,105. Giordano is 80 years old and lives in Palm Beach, Florida.

30.         Defendant Byron L. Bergren (“Bergren”) is and at all times relevant hereto has been a director of JOSB. Bergren joined the Board in September 2013. Bergren will receive an annual retainer of $40,000, as well as fees for attending each board and committee meeting. Bergren is 67 years old and lives in Ponte Vedra Beach, Florida.

31.         Defendant James H. Ferstl (“Ferstl”) is and at all times relevant hereto has been a director of JOSB. From 1995 to 1999, Ferstl was Executive Vice President, Chief Merchandising Officer and a board member of Venture, during Wildrick’s tenure as President, CEO and Chairman of the Board of Venture. In 2012, Ferstl received total compensation of $147,355. Ferstl is 70 years old.

32.         Defendant William E. Herron (“Herron”) is and at all times relevant hereto has been a director of JOSB. In 2012, Herron received total compensation of $181,855. Herron is 66 years old.

33.         Defendant Sidney H. Ritman (“Ritman”) is and at all times relevant hereto has been a director of JOSB. Ritman serves on the Nominating and Corporate Governance Committee of the Board with Director Defendants Girodano and Ferstl, as well as on the

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Executive Committee of the Board with Wildrick and Giordano. In 2012, Ritman received total compensation of $195,355. Ritman is 80 years old and lives in Palm Beach, Florida.

34.         Wildrick, Black, Giordano, Bergren, Ferstl, Herron and Ritman are referred to herein collectively as the “Director Defendants.” Collectively, the Director Defendants own less than 1% of JOSB’s outstanding shares.

35.         By reason of their positions, the Director Defendants owe fiduciary duties of due care, good faith, fair dealing, candor, and loyalty to JOSB’s stockholders.

36.         Nominal Corporate Defendant JOSB is a publicly traded corporation incorporated in Delaware and headquartered in Hampstead, Maryland. JOSB’s corporate offices are located at 500 Hanover Drive, Hampstead, Maryland 21074. The Company’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “JOSB.”

RELEVANT NON-PARTIES

37.         TMW began operations in 1973 as a partnership and was incorporated under the laws of Texas in May 1974. TMW’s principal corporate and executive offices are located in Houston, Texas and Fremont, California, respectively. The company’s common stock is traded on the New York Stock Exchange under the ticker symbol “MW.”

38.         Golden Gate Private Equity Inc. is a private equity and venture capital firm headquartered in San Francisco, California. Golden Gate purchased Eddie Bauer at a bankruptcy auction in 2009 for $286 million and owns Everest Topco, which owns Everest Holdings LLC, the parent company of Eddie Bauer. Golden Gate, Everest Topco and Everest Holdings LLC, collectively, are referred to herein as “Golden Gate”.

SUBSTANTIVE ALLEGATIONS

I.	Background of the Companies

39.         JOSB is a nationwide designer, manufacturer, retailer and direct marketer

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of men’s tailored and casual clothing and accessories, and is a retailer of tuxedo rental products. The Company sells substantially all of its products exclusively under the Jos. A. Bank label through 602 retail stores (as of February 2, 2013) located throughout 44 states and the District of Columbia, as well as through its nationwide catalog call center and internet operations.

40.         JOSB’s products are targeted at the male career professional. JOSB’s product offerings include suits, tuxedos, dress shirts, sportcoats, dress pants, overcoats, vests, ties, sportswear, sweaters, belts and braces, socks and underwear, among other items. The Company’s products are offered at “Three Levels of Luxury,” which range from the original Jos. A. Bank Executive collection, to the more luxurious Jos. A. Bank Signature collection, to the exclusive Jos. A. Bank Signature Gold collection. The Company also offers the Jos. A. Bank Classic collection through its Factory stores.

41.         Like JOSB, TMW is a specialty retailer of men’s suits and a provider of tuxedo rental products. TMW, however, is significantly larger than JOSB. As of February 2, 2013, TMW operated 1,143 retail stores, with 1,023 stores in the United States and 120 stores in Canada. TMW is the largest provider of tuxedo rental products in the United States and Canada. TMW also conducts retail dry cleaning, laundry and heirlooming operations through MW Cleaners in the Houston, Texas area.

42.         Additionally, TMW operates two corporate apparel providers: (i) its United Kingdom-based holding company operations, which is the largest provider in the United Kingdom and operates under the Dimensions, Alexandra and Yaffy brands; and, (ii) its Twin Hill operations in the U.S. These operations provide corporate clothing uniforms and workwear to workforces through multiple channels including managed corporate accounts, catalogs, and the internet.

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43.         Under the Men’s Wearhouse brand, the company targets the male consumer by offering a broad selection of exclusive and non-exclusive merchandise brands at regular and sale prices that are competitive with specialty and traditional department stores. TMW’s merchandise includes suits, suit separates, sport coats, slacks, formalwear, business casual, sportswear, outerwear, dress shirts, shoes and accessories in classic, modern and slim fits and in a wide range of sizes. TMW also offers a full selection of tuxedo rental products.

44.         TMW also operates Moore’s, one of Canada’s leading specialty retailers of men’s apparel, and K&G, a more value-oriented superstore intended to appeal to the more price-sensitive customer in the apparel market.

II.	The JOSB Board Seeks to Acquire TMW

45.         On October 9, 2013, JOSB publicly confirmed that, on September 18, 2013, it had made a non-binding proposal to acquire all of the outstanding shares of TMW for $48.00 per share in cash, representing a total equity value of approximately $2.3 billion. The proposal purportedly represented an approximate 42% premium to the closing price of TMW common stock the day before Jos. A. Bank made the proposal to acquire TMW.1

46.         Commenting on JOSB’s proposal, Chairman Wildrick stated:

We are hopeful that Men’s Wearhouse’s Board will accept our proposal. We believe Men’s Wearhouse’s shareholders would want their Board to explore with us the immediate and certain value they would receive in a transaction. We have always admired Men’s Wearhouse and believe these two great

1 JOSB characterized its proposal as offering TMW’s shareholders “a 42% premium to the closing price of Men’s Wearhouse’s common stock on the day before we made our acquisition proposal.” However, this failed to recognize that JOSB made its acquisition proposal on September 18, 2013, but the proposal was not made public until October 9, 2013. Merger premiums are typically measured against the trading price of the target company’s stock on the day prior to the public disclosure of the initial offer, rather than as of the day prior to the date of a nonpublic proposal—as JOSB misleadingly calculated it. Since the share price of TMW stock was approximately $2.00 less on September 17, 2013 than it was on October 8, 2013, Wildrick and JOSB effectively boosted the supposed “premium” provided by the JOSB proposal from 38% to 42% per TMW share.

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companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for our employees.

(emphasis added). Under the terms of the proposal, the combined company would have been led by Chairman Wildrick.

47.         The JOSB proposal was subject to a number of conditions, including, among other things, the Company negotiating and entering into satisfactory definitive equity and debt financing agreements. Along these lines, JOSB announced that it planned to partner with the private equity firm Golden Gate to complete the acquisition. Specifically, Golden Gate would purchase approximately $250 million of JOSB equity, approximately half of which would be convertible preferred stock issued at a premium to the Company’s common stock price.

48.         TMW rejected the JOSB proposal later in the day on October 9. In support of its decision, TMW noted, inter alia, that: (i) JOSB’s proposal failed to compensate TMW for its industry-leading market position (TMW has more than double the sales of JOSB); (ii) TMW’s standalone value proposition was superior to the JOSB proposal; and (iii) the JOSB proposal was highly opportunistic.

49.         Upon learning of TMW’s rejection of its proposal, JOSB issued a press release providing, in relevant part, that “[t]he formulaic, knee-jerk rejection by the Men’s Wearhouse, and their refusal to even discuss our proposal, do not serve the interests of their shareholders or their customers. If the Board of the Men’s Wearhouse has questions about our proposal, we should sit down and discuss them. We are confident we can address all of their questions and are prepared to do so immediately.” (emphasis added). Further, Chairman Wildrick rhetorically asked, “In today’s world, with that kind of premium, how could you not have your directors have a serious discussion?”

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50.         On October 31, 2013, Chairman Wildrick sent a letter to Ewert, CEO of TMW. The letter stated that JOSB was willing to consider raising its proposed acquisition price if it was given the opportunity to conduct due diligence in order to determine that such an increase would be justified. TMW rejected JOSB’s request to conduct due diligence.

51.         On November 15, 2013, Chairman Wildrick again wrote to Ewert, informing Ewert that JOSB was terminating its proposal. In the letter, Wildrick expressed JOSB’s continued belief “that a transaction between our two companies could be in the best interest of our respective shareholders.”

III.	TMW Acts Consistently with JOSB's View of the Value Proposition Offered by a Combination of the Two Companies

52.         On November 26, 2013, TMW announced that it had proposed to acquire all of the outstanding shares of JOSB common stock for $55.00 per share in cash, representing an implied enterprise value of approximately $1.2 billion. The $55.00 Offer represented a 45% premium over JOSB’s unaffected enterprise value and a 32% premium over JOSB’s closing share price on October 8, 2013, the day prior to the public announcement of JOSB’s proposal to acquire TMW.

53.         Bill Sechrest, Lead Director of TMW board, explained:

Following Jos. A. Bank’s unsolicited public proposal to acquire the Men’s Wearhouse, our Board of Directors evaluated a number of alternatives to deliver value to our shareholders. After a thorough review, our Board concluded that an acquisition of Jos. A. Bank by Men’s Wearhouse has strategic logic and the potential to deliver substantial benefits to our respective shareholders, employees and customers. In reaching our determination, we considered a number of factors including Men’s Wearhouse’s advantage in scale, growth and performance, long history as a prudent steward of capital, successful acquisition track record and experienced management team. We believe we are the right acquiror for this combination and that our experienced management team is best positioned to execute the integration of our companies and achieve

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the synergies that would result. We are ready to engage with the Jos. A. Bank’s Board immediately.

(emphasis added).

54.         Further, TMW CEO Ewert described the benefit of the proposed transaction to JOSB’s stockholders, noting that “[o]ur compelling proposal provides Jos. A. Bank’s shareholders with a substantial premium and immediate liquidity for their investment.”

55.         Notably, unlike the JOSB proposal, the $55.00 Offer did not require any costly third-party equity investment and was not conditioned on financing. TMW expected to finance the transaction with a combination of balance sheet cash and debt financing.

IV.	With JOSB as the Potential Target, the Board Abandons its Recent Praise of TMW and the Enhanced Value of a Combination with that Company

56.         A merger with TMW was a perfect fit for JOSB, and the Company implicitly admitted as much during a December 5, 2013 earnings call. In describing the Company’s merger and acquisition strategy, JOSB CEO Black noted that “the key criteria that we use in our evaluations are: number one, the strategic fit with our business; number two, the ability to leverage our core competencies; and number three, the accretion and opportunities for synergies that would allow us to drive substantial value creation over the long term.” (emphasis added). It is undisputed that TMW easily satisfies all of these criteria.

57.         Nonetheless, Black continued, “It is important to be aware that Men’s Wearhouse is not the only potential opportunity for us. . . . [W]e have been surveying the marketplace for acquisitions for some time. As a result, there are several potential acquisition candidates we are evaluating that could meet our criteria.” Black further noted, for the first time, that the Company’s core competencies “can be applied to companies that are outside of the men’s apparel space.”

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58.         On December 23, 2013, JOSB rejected the $55.00 Offer. JOSB claimed that the “proposal made to us by Men’s Wearhouse was simply not in the best interest of our shareholders.” JOSB further noted that it was “continu[ing] to review acquisition opportunities that would represent a strong strategic fit with our Company and provide an opportunity to leverage our core competencies to drive meaningful growth, synergies and substantial value creation over the long term.” At the time, JOSB failed to specify whether it was actively pursuing any such synergistic or value-creating alternative acquisitions.

59.         In response, TMW expressed its “surprise[] that Jos. A. Bank has rejected our proposal,” particularly “[g]iven Jos. A. Bank’s repeated expressions of interest in engaging in good faith discussions about a possible combination with Men’s Wearhouse.” TMW noted its “strong preference to work collaboratively with Jos. A. Bank to realize the benefits of this transaction,” but stated that it was “continuing to carefully consider all of our options to make this combination a reality, including nominating director candidates at Jos. A. Bank’s next annual meeting of shareholders.” In connection with its expressed interest in nominating director candidates for election to the Board of JOSB, TMW made a request to JOSB for its proposed nominee questionnaire pursuant to the Amended and Restated Bylaws of JOSB.

V.	The JOSB Board Unreasonably Amends the Company’s Poison Pill, Causing TMW to Launch a Tender Offer

60.         Although Wildrick had previously stated that a combination with TMW would “create continued growth and sustainable value” for stockholders, and that the companies were “ideal partners,” on January 3, 2014, and admittedly in response to the TMW proposal, JOSB announced that its Board had approved an amendment to its shareholder rights plan to, among other things, reduce the ownership threshold from 20% to 10% of outstanding common shares.

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In addition, JOSB increased the exercise price of the Poison Pill from $200 to $250, further increasing the dilution to any potential acquirer that sought to buy through the Pill.

61.         Three days later, on January 6, 2014, TMW announced that it had commenced an offer pursuant to which it would acquire all outstanding shares of JOSB for $57.50 per share, $2.50 higher per share than its initial proposal (the “$57.50 Offer”). The $57.50 Offer was scheduled to expire at 5:00 p.m., New York City time on Friday, March 28, 2014, unless it was extended. The $57.50 Offer represented a 52% premium over JOSB’s unaffected enterprise value and a 38% premium over JOSB’s closing share price on October 8, 2013, the day prior to the public announcement of JOSB’s proposal to acquire TMW.

62.         TMW specified several conditions in connection with the $57.50 Offer.

63.         First, shareholders of JOSB had to tender at least a majority of JOSB’s outstanding shares, and JOSB had to enter into a merger agreement with TMW that provided for a two-step merger under the General Corporation Law of the State of Delaware (“DGCL”) § 251(h).

64.         Second, TMW conditioned the $57.50 Offer on “JOSB not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or MW’s ability to acquire the Shares of JOSB or otherwise diminishing the expected value to MW of the acquisition of JOSB.”

65.         Third, the $57.50 Offer stipulated that it was contingent on the JOSB Board approving it under Section 203 of the DGCL or, in the alternative, TMW being satisfied that Section 203 of the DGCL was inapplicable to the $57.50 Offer. Section 203 generally prohibits an owner of 15% or more of the shares of a Delaware corporation from entering into a business combination with that corporation for three years after attaining that 15% ownership level, absent

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(i) the prior approval of the target company’s board, (ii) acquisition of 85% of the target’s shares in the same transaction through which the acquiror obtained 15% of its shares, or (iii) the subsequent approval of both the target company’s board and two-thirds of shareholders, excluding the acquiror. In other words, TMW wanted to ensure that the JOSB Board would not stand in the way of it completing a buyout of JOSB, were JOSB’s shareholders to tender more than 15%, but less than the 85% of JOSB’s shares necessary to surmount the anti-takeover prohibitions of Section 203.

66.         On January 14, 2014, fulfilling its previously expressed intent to nominate two directors for election at JOSB’s upcoming shareholder meeting, TMW delivered formal notice to JOSB of its intention to nominate two independent director candidates for election to the JOSB Board at the Board’s 2014 Annual Meeting, at which Chairman Wildrick and director and CEO Black, whose terms expire this year, would be up for reelection.

67.         In connection with the announcement, TMW CEO Ewert reiterated TMW’s “strong preference to work collaboratively with Jos. A. Bank to realize the benefits of this transaction,” but stated that TMW had no choice but to “tak[e] our offer directly to shareholders.”

VI.	JOSB Recommends That Its Stockholders Reject the $57.50 Offer in Order to Enable the Company to Pursue an Alternative Acquisition

68.         On January 17, 2014, JOSB filed a Recommendation Statement on Form 14D-9 with the SEC, in which it advised JOSB stockholders to reject the $57.50 Offer. One of the reasons provided by JOSB was that the Company was continuing to consider and evaluate strategic alternatives, including acquisitions. . . . As the Company previously disclosed, the Company will continue to carefully review acquisition opportunities that would represent a strong strategic fit with the Company and provide an opportunity to leverage its core

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competencies to drive meaningful growth, synergies and substantial value creation over the long term.

69.         That explanation completely ignored all of the Company’s previous public statements concerning the value of a combination between JOSB and TMW (at a time when JOSB sought to be the acquirer). Moreover, it failed to address the fact that if JOSB were to pursue a non-strategic alternative acquisition while the $57.50 Offer was pending, such acquisition would have the obvious effect of making the Company a less attractive acquisition target to TMW or any other potential acquiror.

70.         The Board’s true motivation was obvious: entrenchment. Indeed, as Chairman Wildrick had previously noted when the tables were turned, “[t]he issue is, I guess, some people like their jobs more than they like their shareholders.”

71.         On January 21, 2014, four days after the JOSB Board rejected the $57.50 Offer, JOSB’s largest individual shareholder, Eminence, announced that it had nominated two experienced retail industry executives for election to the Board at JOSB’s 2014 shareholders meeting. This amounted to a no-confidence vote in Wildrick, who, along with CEO Black, would be up for reelection.

72.         On January 30, 2014, TMW wrote the purportedly independent directors of JOSB, urging them to form a special committee to re-consider the $57.50 Offer and begin constructive negotiations. In the letter, TMW pointed out Wildrick’s conflict of interest: “[n]ow, when … Mr. Wildrick will not be CEO of the combined business… that might naturally make him prefer some other strategic alternative.”

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VII.	JOSB Initiates an Economically Unsound Acquisition of Eddie Bauer

73.         On February 14, 2014, JOSB announced that it had agreed to purchase Eddie Bauer, an acquisition that requires no stockholder vote, for $825 million, consisting of $564 million in cash and 16.6% of JOSB’s shares.

74.         Eddie Bauer is owned by Golden Gate, JOSB’s partner in the Company’s failed September 2013 offer to acquire TMW. Golden Gate had purchased Eddie Bauer for $286 million in a 2009 bankruptcy auction. Eddie Bauer, a struggling sports and outdoor wear company, had filed for bankruptcy protection soon after emerging from a previous bankruptcy filing.

75.         Notably, in its zeal to consummate the transaction, JOSB is purchasing 4.6 million shares, a 16.4% share bloc, via the Self-tender for $65.00 per share, then issuing 4.7 million shares to Golden Gate, which for purposes of the EB Acquisition price, are being valued at $56 per share.

76.         The Self-tender thus hands Golden Gate shares of JOSB at a price $9.00 below the price paid for them by the Company. If completed, the Self-tender effectively destroys $40 million of Company value, concomitantly serving to render JOSB a less attractive acquisition target.

77.         The Self-tender also coerces JOSB shareholders to tender their shares ahead of its March 18, 2014 deadline, lest they wind up in the 83.6% of JOSB’s investors holding back-end shares in the combined entity, which JOSB’s own Board evidently values at $56.00 per share.

78.         Along with the announcement of the EB Acquisition, it was revealed that Goldman Sachs, which had previously advised JOSB in connection with JOSB’s proposal to acquire TMW, and which provided the January 17, 2014 unfairness opinion cited by JOSB in

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support of its decision to reject TMW’s bid, would be providing financing to JOSB in connection with the EB Acquisition.

79.         In connection with the EB Acquisition, JOSB also announced that it had, on February 13, 2014, amended its Pill a second time, solely to exempt its application against Golden Gate.

VIII.	TMW Increases Its Offer to $63.50 Per Share and Is Again Rebuffed

80.         On February 24, 2014, TMW announced that it was increasing its offer to purchase JOSB to an all-cash price of $63.50 per share, representing a 60% premium over JOSB’s enterprise value and a 52% premium over the unaffected price of JOSB’s shares on the day prior to JOSB’s October 9, 2013 announcement of its offer to acquire TMW.

81.         In addition, TMW stated that upon satisfactory completion of minimal confirmatory due diligence, it was prepared to further increase its offer to $65.00 per share, with the proviso that JOSB terminate the EB Acquisition.

82.         JOSB responded with a statement that same day. As before, JOSB did not at that time offer to open its books or even engage in discussions with TMW, notwithstanding the compelling premium being offered to the Company’s shareholders—100% of its shareholders, moreover, and not merely 16.4% of them. It did not offer to pause its coercive Self-tender, and it did not commit to postponing the EB Acquisition.

83.         Instead, JOSB issued a terse statement that it would give TMW’s offer due consideration.

84.         A mere three days later, on February 27, 2014, JOSB rejected the $63.50 Offer, citing an updated unfairness opinion by the potentially conflicted Goldman Sachs, and without reference to any prior consideration and recommendation by a committee of independent directors. In a letter to TMW President and CEO Ewert, Wildrick stated that the JOSB Board

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had unanimously voted down the $63.50 Offer as “inadequate, after giving effect to the Eddie Bauer acquisition and the related issuer tender offer, and not in the best interests of our shareholders.” Wildrick also touted the “compelling nature” of the EB Acquisition “from a shareholder value creation standpoint, and in light of its certainty of closing.”

85.         At the same time, Wildrick finally agreed to enter discussions with TMW, but only subject to highly restrictive conditions, including a narrow scope of due diligence dictated by JOSB, all demonstrating that the Board’s purported willingness to consider the $63.50 Offer was a subterfuge for continuation of its pattern of taking steps to improperly entrench themselves. Critically, Wildrick still did not offer to forego or pause the Self-tender, which continues apace, or the EB Acquisition itself, which has no termination deadline or urgency. Instead, Wildrick stipulated that TMW, after conducting cursory due diligence, and in “a limited time” on the unsupported basis that “time was of the essence,” present the JOSB Board with a self-topping “best” offer that assumes the purportedly superior value of the EB Acquisition—a transaction that analysts and commentators have stated will only weaken JOSB’s enterprise value if consummated and the ultimate value of which is at best speculative.

IX.	The JOSB Board’s Decision to Reject the $63.50 Offer Was Financially Unsound

86.         Numerous analysts and commentators have noted the unquestionable value of a combination between TMW and JOSB. For example, one commentator explained:

The joining of retail forces between Men’s Wearhouse and Jos. A. Bank can create a formidable competitor in men’s apparel that’s better equipped to handle the currently challenging retail sector and its value-focused consumers. Men’s Wearhouse gains greater scale with additional stores and other operating efficiencies. Jos. A. Bank gets a much-needed cash boost and rewards its investors by joining a more successful rival.

87.         In addition, Richard Jaffe, an analyst at Stifel, noted that the combination would “dramatically improve profitability” of a combined entity. According to Belus Capital analyst

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Brian Sozzi, “[a]nybody who follows corporate America can see that these two companies have to be joined.”

88.         Others have similarly stated that the “most beneficial [course for JOSB] is to do a deal with Men’s Wearhouse.” And at least one analyst focused on TMW proposal’s lack of dependence on outside financing and TMW’s successful prior acquisitions in concluding that the proposal was an attractive one.

89.         Thus, JOSB’s track record of rejecting TMW’s compelling premium offers, and only now engaging in discussions with TMW under highly-restrictive conditions (including not waiving the Pill, not pausing the Self-tender, granting TMW narrow due diligence and imposing artificial time constraints on TMW making its “best and final” offer) is not only at odds with its own previous characterizations concerning the value of a combination between the two companies, but is similarly in conflict with the views of industry analysts and commentators.

X.	The EB Acquisition Entrenches the Board to the Detriment of JOSB’s Shareholders and the Company

A.          The EB Acquisition Entrenches the Board and Allows It to Block a Superior Offer by TMW

90.         If consummated, the EB Acquisition will fully secure the JOSB Board’s lucrative positions. JOSB Chairman Wildrick, CEO Black and the other JOSB directors will remain in charge of the combined company if the EB Acquisition is completed. By contrast, an acquisition of JOSB by TMW would unseat Wildrick and his confreres, in that TMW has stated that JOSB will become a subsidiary of TMW, and has stated that Wildrick will not lead the combined Company.

91.         In addition, the EB Acquisition will render it far more difficult for discontented shareholders such as Eminence and TMW itself to replace Wildrick and Black, whose terms expire this year and stand to lose their Board seats in a proxy contest.

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92.         The Board is aware that both Eminence and TMW intend to oust Wildrick and Black at the annual meeting. In apparent response to that threat, in addition to transferring 16.6% of the voting power in the shares into the friendly hands of Golden Gate, rendering a successful proxy challenge far more difficult to succeed, the Board also took steps to dilute the effect of even such a successful proxy challenge. Specifically, Golden Gate will garner two Board appointments in connection with the EB Acquisition. Golden Gate and its appointees can reasonably be expected to support JOSB’s incumbent management and directors against any independent directors that might be voted onto the Board by Eminence, TMW or other dissident shareholders because Golden Gate is economically beholden and entangled with JOSB in the following respects:

(a)          Golden Gate is receiving $825 million for Eddie Bauer. This represents a gross overpayment, given that Golden Gate purchased Eddie Bauer out of bankruptcy for $286 million in 2009, and the scant strategic synergies between JOSB and Eddie Bauer.

(b)          As a result of the EB Acquisition agreement’s provisions regarding the timing and amount of earnout payments potentially available to Golden Gate, Golden Gate stands to maximize the payment it receives for Eddie Bauer, but only if it toes a line drawn by Wildrick and the JOSB Board. Specifically, Section 6.13(f) of the EB Acquisition agreement provides that Golden Gate may receive up to $50 million in earnout payments, based on the combined Company’s attainment of certain EBITDA targets over a period spanning December 29, 2013 to January 3, 2015 (the “Earnout Period”). Importantly, however, the EB Acquisition agreement grants JOSB the right to, at its “sole discretion” and at any time during the Earnout Period, “voluntarily” pay Golden Gate $50 million, termed the “Maximum Earnout Target.” This discretionary right to accelerate payment of the $50 million Maximum Earnout Target to

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Golden Gate gives JOSB an incentivizing carrot to dangle in front of Golden Gate for the next ten months.

(c)          The EB Acquisition agreement also gives JOSB the ability to compromise Golden Gate’s impartiality in that it gives JOSB the discretionary ability to lay claim to $42.5 million in funds that would otherwise be payable to Golden Gate fifteen months after the closing date of the EB Acquisition. Specifically, Section 8.9(c) of the EB Acquisition agreement provides that whatever remains of $42.5 million that will be set aside in an escrow account to indemnify JOSB and Golden Gate against certain losses arising out of or relating to the EB Acquisition will be paid to Golden Gate fifteen months after closing. However, during the preceding fifteen month period, JOSB has the ability to be indemnified for certain defined losses it purports to suffer out of that $42.5 million. At the end of the fifteen months, Golden Gate will receive whatever is left in the indemnification escrow account. JOSB’s discretionary ability to make claims against or refrain from making claims against that $42.5 million fund thus gives the Board further economic leverage with which to induce Golden Gate to follow its lead.

(d)          Lastly, Golden Gate has demonstrated a willingness to enter into entangling economic alliances with JOSB in that it partnered with JOSB in making the proposal to acquire TMW, agreeing to supply $250 million to finance the purchase, in return for which it would have received 19.9% of the combined company.

93.         The foregoing power bloc formed by JOSB and Golden Gate thus threatens to foreclose the ability of Eminence and TMW to influence Board decisions, even if they were to win a proxy fight. Moreover, with Golden Gate assuming a 16.6% ownership stake in JOSB, Eminence and TMW, which together own less than 5% of JOSB, are unlikely to win a proxy fight in the first place.

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94.         Further, provisions of Delaware corporate law will render it unlikely to impossible that TMW could buy JOSB after the EB Acquisition absent Board consent. Even without the deterrent effect of the Pill (which management has still not rescinded), the $40 million in value destruction resulting from the Self-tender, and the onerous $48 million termination fee, amounting to 6% of the acquisition price, the EB Acquisition is structured under Delaware corporate law to block a buyout by any suitor, including TMW.

95.         Specifically, if the EB Acquisition is consummated, and JOSB remains opposed to a combination with TMW, DGCL Section 203 would block TMW from completing a buyout of JOSB. Under Section 203, an “interested party” cannot engage in a business combination with a Delaware corporation for three years after acquiring a 15% or greater ownership stake in the corporation unless it can satisfy one of the following conditions: (i) prior Board approval (see DGCL 203(a)(1)); (ii) attainment of an 85% ownership stake in the target (see DGCL 203(a)(2)), or (iii) subsequent approval by both the corporation’s board of directors and two-thirds of the outstanding voting shares of the Company, excluding the voting shares owned by the interested party (see DGCL 203(a)(3)).

96.         However, TMW will not be able to take advantage of any of the above three “safety valves” to Section 203. TMW will not be able to use DGCL 203(a)(1) and (a)(3) because both require Board consent, and TMW is highly unlikely to obtain such consent. Wildrick does not want a merger that strips him of his position as Chairman of the Board, and, as detailed in Section XI below, Wildrick dominates the current seven-member Board. The installation on the Board of directors appointed by Golden Gate will only cement the authority of Wildrick and his current Board member cronies, because for the reasons detailed above, Golden Gate will be economically beholden to JOSB in light of the provisions of the EB Acquisition.

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97.         TMW will also not be able to resort to the third safety valve, DGCL 203(a)(2), to complete a buyout of JOSB. This is because, post-EB Acquisition, Golden Gate will own 16.6% of JOSB’s outstanding voting shares, and only an 85% owner can free itself of the anti-takeover strictures of Section 203 under 203(a)(2) absent agreement by an incumbent board.

98.         In these ways, the JOSB Board has engineered a veto over any buyout by TMW.

B.	The Board’s Refusal to Consider a Superior Offer by TMW and Pursue the EB Acquisition Harms Shareholders and the Company

99.         First, the Self-tender component of the EB Acquisition exerts coercive pressure on JOSB’s shareholders to deliver their shares to the Company. Effectively, JOSB’s shareholders face a prisoner’s dilemma: any shareholder who declines (or is precluded) from tendering his shares to the Company takes a risk that other shareholders will accept the Company’s offer. Shareholders who fail to tender will be left holding shares with a putative market value of $56.00 apiece of a Company that has made an acquisition widely derided by analysts as economically irrational.

100.        Second, the EB Acquisition is subject to an unreasonably high 6% termination fee of $48 million, properly measured as a percentage of the $825 million purchase price of the EB Acquisition. Although JOSB has characterized the breakup fee as representing less than 3% of TMW’s offer for JOSB, it is nonsensical to calculate the termination fee for the EB Acquisition as a percentage of the acquisition price of an entirely different target, in this case, JOSB itself, and, further to measure the termination price as a percentage of that entirely different acquisition. Based on JOSB’s logic, the more TMW is willing to pay for JOSB, the more the termination fee becomes reasonable simply because it becomes a smaller percentage of that purchase price, without recognizing that the fee itself remains the same. Rather than a “speed bump”, this

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termination fee threatens to damage JOSB’s shareholders, in that it represents an amount that would otherwise be available as additional consideration to be paid by TMW or another acquirer.

101.        Third, in announcing the EB Acquisition, JOSB revealed that Goldman Sachs, which provided the January 17, 2014 and February 27, 2014 unfairness opinions under cover of which JOSB has respectively rejected TMW’s $57.50 Offer and $63.50 Offer, will provide financing to JOSB in the EB Acquisition in addition to receiving fees as financial advisor to JOSB in connection with the EB Acquisition. In addition, Goldman will serve as dealer-manager with respect to the Self-tender for shares in an amount of up to $300,000,000. Notably, Goldman previously advised JOSB in connection with its bid to acquire TMW.

102.        The fact that Goldman served as financial advisor from the outset, but will receive financing and other fees related to the EB Acquisition only if the EB Acquisition is consummated presents a potential conflict of interest that would taint its impartiality with respect to a merger with between JOSB and TMW, if the fees that Goldman stands to earn upon the consummation of the EB Acquisition exceed the fees that it would instead earn upon completion of a JOSB/TMW merger.

103.        Further, Although Goldman’s February 27, 2014 opinion expressly states that it does not take into account “the relative merits of any strategic alternatives that may be available to the Company,” in considering the adequacy of the $63.50 Offer, Goldman’s opinion also states that it assumes that the “Eddie Bauer Transaction and the Self-Tender for Shares…. will be consummated”—notwithstanding that the $63.50 Offer is conditioned upon the termination of the EB Acquisition. In its opinion, Goldman also notes that it relied entirely upon management forecasts—without specifying whether or not those forecasts assume the consummation of the EB Acquisition, or, if so, what value management ascribes to the EB Acquisition in its forecasts.

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Goldman’s opinion further notes that it did not conduct any independent appraisal of JOSB, its assets or its liabilities, and does not state whether Goldman considered the feasibility of attaining management’s forecasts. Given Goldman’s potentially perverse financial incentives, the fact that the 63.50 Offer was conditioned upon the termination of the EB Acquisition but Goldman nevertheless assumed the completion of the EB Acquisition in evaluating the $63.50 Offer, and the fact that Goldman conducted no independent evaluation of management’s forecasts or JOSB’s value, either before or after the EB Acquisition, Goldman’s opinion was neither impartial nor a reliable indicator of the adequacy of the $63.50 Offer.

104.        In sum, the continuing refusal of the Board to pause the EB Acquisition or forgo its value-destroying stock issuance component has become even more egregious in light of the $63.50 Offer and TMW’s stated intent to increase that price to $65.00 per share upon completion of minimal due diligence. Indeed, Wildrick, in his letter to Ewert rejecting the $63.50 Offer, repeatedly asserted—and without providing any basis for the assertions—the highly-time-sensitive nature of the EB Acquisition. Wildrick stated that “time was of the essence,” and that “we would like to understand your ability to proceed quickly with your proposal” and that “we are only prepared to give you a limited amount of time to come forward with your best offer.” Given that TMW will potentially offer the very same $65 price to JOSB’s shareholders—but to 100% of JOSB’s shareholders, rather than 16.4% of them—the conduct of JOSB’s Board is inexplicable and threatens shareholders with irreparable harm.

XI.	The Director Defendants Are Motivated by Their Desire to Protect Their Lucrative and Prestigious Board Seats to the Detriment of Shareholders and Are Not Disinterested

105.        The only conclusion that may be drawn from the Director Defendants’ conduct is that the Director Defendants are acting to entrench themselves at the expense of JOSB’s public stockholders.

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106.        The Director Defendants have strong financial incentives to do so. Defendant Black, JOSB’s CEO, received approximately $2.9 million in compensation in fiscal year 2012. Moreover, Defendant Wildrick, JOSB’s non-executive Chairman, received approximately $1.1 million for his service on the Board in fiscal year 2012. As part of that compensation, JOSB paid Wildrick $825,000 in “consulting” fees, according to an agreement that began in 2008 and will not expire until 2016. Each of the remaining five Director Defendants receives approximately $150,000 to $250,000 per year for their Board service.

107.        In addition, three of the outside directors are in their seventies and eighties, raising an inference that their salaries constitute a material portion of their incomes, swaying them to reject any offer from TMW, no matter the benefit to shareholders. Moreover, the Director Defendants collectively own just 1% of the Company’s stock, and thus do not have an equity stake in JOSB sizeable enough to outweigh their incentive to protect their directorial positions and salaries.

108.        Further, the Board has selectively enforced its 20-year term limits policy. In 2008, when Wildrick was Chairman and CEO of JOSB, two directors, Gary Gladstein and David Preiser, had reached the 20-year term limit then in effect as a policy of the Nominating and Governance Committee. They were not allowed to stand for re-election, in accordance with this policy.

109.        Three years later, in 2011, however, when Director Defendant Giordano, who is a Palm Beach neighbor and associate of Wildrick, faced stepping down from the Board due to reaching the end of the same 20-year term limit, the policy was rescinded. Not coincidentally, Giordano chaired the Nominating and Governance Committee and continues in that capacity to this day.

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110.        This year, Wildrick would face the expiration of his 20-year term limit. He can be expected to be exempt from its application, however, due to his continued influence over the Board, and in particular, Giordano. Further, Director Defendant Ritman, the former Chairman of the Nominating and Governance Committee, who preceded Giordano as chair—chairing the Committee when Preiser and Gladstein were ousted in 2008, can be expected to support Wildrick. Indeed, Ritman, who is another Palm Beach neighbor of Wildrick’s, nominated Wildrick to the Palm Beach City Council in 2012, seconded his nomination in 2014, and served as Wildrick’s campaign treasurer in 2013.

111.        The other directors are likewise not disinterested players in these events.

112.        Black and Ferstl are former business associates of Wildrick from Venture Stores, Inc. (“Venture”). As discussed above in paragraphs 28 and 31, both Ferstl and Black were employed at Venture during Wildrick’s 2005 to 2008 tenure there as President, CEO and Chairman of Venture’s board of directors. Specifically, Ferstl was Executive Vice President, Chief Merchandising Officer and a board member of Venture, and Black was an Executive Vice President, Chief Merchandising Officer and director. Thus, both have a history of operating under and having careers dependent on Wildrick’s leadership.

113.         Wildrick, Giordano, and Ritman also serve on an “Executive Committee” of the Board that wields the power of the full Board with respect to nearly all Board decision-making. Since its formation in 2009, the Executive Committee of the JOSB Board has met more times than any other Board Committee, or indeed, the Board itself. Consequently, the power bloc of Wildrick, Giordano and Ritman dominate the rest of the JOSB Board and are presiding over JOSB as their own private fiefdom.

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114.        Given the Director Defendants’ unwillingness to engage in good faith negotiations with TMW, their amendment of the Company’s poison pill in response to the initial TMW proposal, their announcement of an economically unsound acquisition of Eddie Bauer, their summary rejection of the $63.50 Offer, and the narrow, highly-conditioned due diligence that they have grudgingly agreed to offer TMW, the logical conclusion to be drawn is that the Director Defendants are motivated to protect their Board positions and compensation as directors, rather than furthering the interests of the Company’s public stockholders.

115.        Indeed, JOSB implicitly conceded that it entered into the EB Acquisition opportunistically, stating that “[u]ntil recently, Golden Gate was not prepared to consider a transaction involving Eddie Bauer.”

116.        Given that there is no plausible reason to rush into the EB Acquisition before affording TMW the opportunity to conduct thorough due diligence and, as it has stated it may do, top what is already a manifestly superior alternative to the EB Acquisition, the Board’s actions are unreasonable and harm the Company and shareholders.

XII.	The JOSB Board Has Misled Investors and Failed to Disclose Material Facts Necessary to Properly Evaluate Its Decision to Reject TMW’s Various Offers in Favor of the EB Acquisition

117.        JOSB has also failed to disclose in connection with its rejections that relied upon Goldman’s inadequacy opinions of January 17, 2014 and February 27, 2014, any of the “certain internal analyses and forecasts for the Company, as prepared by management of the Company,” that Goldman relied upon in formulating those opinions. The February 27, 2014 opinion does not even say whether the data that Goldman relied upon was updated to include management forecasts post-dating JOSB’s $63.50 Offer for the Company—a material question given that that Offer was made just three days before Goldman rendered its opinion, but a month-and-a-half

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after TMW made its $57.50 Offer on January 6, 2014. Moreover, Goldman does not provide the underlying analyses that support its unfairness opinions.

118.        JOSB’s repeated rejections of TMW’s offers also omit the relative financial performance of the two companies. Whereas the Company’s net income increased approximately 36.5% over the past five fiscal years, the net income of TMW increased by approximately 124% over the same period.

119.        JOSB has also failed to disclose whether Goldman was consulting with it on the EB Acquisition in advance of the initial bid by TMW (the $55.00 Offer), which potentially rendered Goldman conflicted from the outset, given that JOSB has also not disclosed what Goldman’s fees will be in the event that the EB Acquisition is consummated, relative to its fees in the event that a buyout of the Company is effectuated by TMW or another suitor, a matter clearly relevant to any consideration by JOSB’s shareholders of Goldman’s incentives in its role as a financial advisor.

120.        Nor has the Board disclosed the close personal and professional relationships between Wildrick and the other members of the Board, including Ritman and Giordano, the Palm Beach friends and neighbors of Wildrick. This is material because Wildrick’s affiliation with Giordano, the Chair of the Nominating and Governance Committee, promises to exempt him from application of a 20-year term limit. It is also material because it evidences Wildrick’s domination of the Board, and, as stated above, Wildrick is motivated to oppose any buyout by TMW of JOSB because TMW has stated that Wildrick would not lead the combined company.

CLASS ACTION ALLEGATIONS

121.        Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of itself and all other stockholders of the Company (except the Director

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Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from the Director Defendants’ actions, as more fully described herein.

122.        This action is properly maintainable as a class action for the following reasons:

(a)          The Class is so numerous that joinder of all members is impracticable. As of the close of business on November 27, 2013, there were approximately 27,988,392 outstanding shares of JOSB common stock. Upon information and belief, JOSB common stock is owned by thousands of stockholders of record nationwide.

(b)          Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c)          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the Director Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(d)          To the extent the Director Defendants continue to (i) refuse to redeem or invalidate the Company’s poison pill, (ii) negotiate in good faith with TMW, and/or (iii) seek to consummate the EB Acquisition, preliminary and final injunctive relief on behalf of the Class as

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a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

123.        There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)          Whether the Director Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b)          Whether Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and

(c)          Whether Plaintiff and the other members of the Class would be irreparably harmed if the Director Defendants are not enjoined from effectuating the conduct described herein.

COUNT I

Claim for Breach of Fiduciary Duty Against the Director Defendants

124.        Plaintiff repeats and realleges each and every allegation set forth herein.

125.        The Director Defendants were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

126.        The Director Defendants have repeatedly put their own interests ahead of the best interest of the Company and its stockholders. The Director Defendants summarily rejected three of TMW’s acquisition proposals and amended the Poison Pill to effectively preclude an acquisition without the Board’s approval. . They are now constraining TMW’s ability to

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effectively place a higher bid on the table by pressuring TMW to conduct hasty, highly-restrictive due diligence, and requiring that they increase their bid based on the purported superior value of the EB Acquisition, based on pure speculation by the Board that is inconsistent with the views of most analysts, who conclude that the proposed EB Acquisition is value-destructive. Meanwhile, the Board is still attempting to complete the EB Acquisition, which not only threatens to impair JOSB’s enterprise value but will also foreclose TMW’s ability to purchase JOSB completely.

127.        Rather than act in the best interest of the Company, the Director Defendants have acted to entrench themselves and prevent the Company from engaging in or even attempting to negotiate a value-maximizing transaction in which JOSB is the target.

128.        Moreover, the Director Defendants have failed to articulate a legitimate threat to the Company’s policy and effectiveness justifying the Board’s amendment to the Poison Pill.

129.        The actions of the Director Defendants demonstrate that they are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders.

130.        The Director Defendants have breached their fiduciary duties to JOSB and its stockholders.

COUNT II

Derivative Claim for Breach of Fiduciary Duty Against the Director Defendants

131.        Plaintiff repeats and realleges each and every allegation set forth herein.

132.        To the extent that the claims stated herein are deemed to be derivative, Plaintiff has not made any demand on the Board to institute this action because doing so would be futile, because, for the reasons described above in Section XI, the Board is dominated by interested directors, including Wildrick and others, as set forth above.

133.        Plaintiff brings this claim derivatively on behalf of JOSB.

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134.        Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

135.        Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have acted from self-interest to safeguard their own positions to the detriment of the Company and its shareholders:

(a)          they have rebuffed three of TMW’s acquisition proposals and for months refused to even agree to have a discussion with TMW as to those high-premium offers;

(b)          they have not committed to engage in good faith discussions with TMW regarding its latest merger proposal, which offers compelling synergistic value to the Company and what is to date the highest premium available to all of TMW’s current shareholders;

(c)          they have implemented an amended Poison Pill that is impracticable, if not impossible for any bidder, including TMW, to redeem and whose only plausible purpose is to entrench the Board to the detriment of the Company and shareholders;

(d)         they have embarked on the disastrous acquisition of Eddie Bauer, vastly overpaying for a struggling company that offers scant synergistic value to JOSB; and

(e)          in connection with the EB Acquisition, they are destroying $40 million of Company value via a coercive self-tender offer for 16.4% and related issuance of shares to Eddie Bauer’s corporate owner Golden Gate at a $9 per share discount.

136.        Accordingly, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have not acted in the best interests of the Company or shareholders. Rather, they have acted to entrench themselves, implementing improper defensive measures in

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order to block JOSB and its shareholders from consummating a putatively value-maximizing transaction with TMW.

137.        As a direct and proximate result of Defendants’ conscious failure to perform their fiduciary obligations, JOSB has been and will be damaged. Defendants’ breaches of fiduciary duty placed the Company and its shareholders at serious risk, and have and will harm the Company financially.

138.        Plaintiff is excused from making a demand on the JOSB Board because doing so would be futile, as set forth above.

139.        Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to JOSB and its stockholders.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class, and against the Director Defendants as follows:

(a)          Certifying this case as a Class Action, certifying the proposed Class, and designating Plaintiff and the undersigned counsel as representatives of the Class;

(b)          Declaring that the Director Defendants breached their fiduciary duties of loyalty and due care;

(c)          Determining that this action is a proper derivative action maintainable under law and demand is excused;

(d)          Preliminarily and permanently enjoining the Director Defendants from committing any further breaches of their fiduciary duties of loyalty or due care;

(e)          Enjoining the effectuation of the Company’s Poison Pill;

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(f)          Determining that the Director Defendants are breaching their fiduciary duties by attempting to enter into the EB Acquisition and enjoining JOSB from entering into the EB Acquisition;

(g)         Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

(h)         Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: March 4, 2014		LABATON SUCHAROW LLP

	By	/s/ Christine S. Azar
Christine S. Azar (DE Bar No. 4170)
LABATON SUCHAROW LLP		Peter C. Wood, Jr. (DE Bar No. 5249)
Christopher J. Keller		300 Delaware Avenue, Suite 1225
Eric J. Belfi		Wilmington, DE 19801
Ira A. Schochet		Telephone: (302) 573-2530
Michael W. Stocker		Facsimile: (302) 573-2529
140 Broadway
New York, NY 10005
Telephone: (212) 907-0700		Counsel for Plaintiff

Counsel for Plaintiff

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